UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NRG YIELD, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

62942 X 108

(CUSIP Number)

David R. Hill

NRG Energy, Inc.

211 Carnegie Center

Princeton, New Jersey 08540

(609) 524-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons NRG Energy, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42,738,750 shares of Class A common stock (See Item 5(a))

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 42,738,750 shares of Class A common stock (See Item 5(a))

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,738,750 shares of Class A common stock (See Item 5(a))

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.5%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock (“Class A Common Stock”) of NRG Yield, Inc., a Delaware corporation (the “Issuer”).  The principal offices of the Issuer are located at 211 Carnegie Center; Princeton, New Jersey 08540.

Item 2.	Identity and Background

This Schedule 13D is being filed by NRG Energy, Inc., a Delaware corporation (the “Reporting Person”).

Attached as Schedule A hereto is certain information concerning the executive officers and directors of the Reporting Person.

The Reporting Person is principally engaged in the business of the ownership and operation of power generation facilities and the supply of energy and related services.  The address of the principal executive offices of the Reporting Person is 211 Carnegie Center Princeton, New Jersey  08540.

The principal business of Messrs. Crane, Andrews, Gutierrez, Hill, Ragan, Stark and Wilson is to serve as executive officers of the Reporting Person, in the positions set forth on Schedule A hereto.  The principal business of each of the other persons set forth on Schedule A hereto is set forth below:

•      Mr. Abraham - Chairman and Chief Executive Officer of The Abraham Group and a director of the Reporting Person;

•      Mr. Caldwell - Senior Pastor at the Windsor Village United Methodist Church in Houston, Texas and as a director of the Reporting Person;

•      Mr. Coben - Chairman and Chief Executive Officer of Tremisis Energy Corporation LLC, a director of the Reporting Person, Executive Director of the Sustainable Prevention Initiative and a Consulting Scholar at the University of Pennsylvania Museum of Archaeology and Anthropology;

•      Mr. Cosgrove - Chairman of the Reporting Person’s board of directors, a director of the Reporting Person and  a member of Board of Trustees of the University of Delaware;

•      Messrs. Dallas, Hantke, Luterman, Silverstein and Young - Director of the Reporting Person;

•      Mr. Hobby -  Managing Partner of Genesis Park, L.P., Chief Executive Officer of Alpheus Communications, Inc., a director of the Reporting Person and a director of  Stewart Information Services Corporation (Stewart Title);

•      Ms. McGinty - Operating partner of Element Partners, Senior Vice President and Managing Director for Strategic Growth of Weston Solutions, Inc., a director of the Reporting Person and a director of Iberdrola USA;

•      Mr. Muller - Vice Chairman of the Reporting Person’s board of directors and a director of the Reporting Person;

•      Ms. Schaumburg - Director of the Reporting Person and a director of Brookfield Infrastructure Partners L.P.; and

•      Mr. Widemeyer - Director of the Reporting Person and a director of The Goodyear Tire & Rubber Co., Waste Management, Inc. and Amsted Industries Incorporated.

During the last five years, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the persons listed on Schedule A, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding before a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person directly holds 42,738,750 Class B units of NRG Yield LLC, a Delaware limited liability company (“Yield LLC”).  These Class B units (the “Class B Units”) were received in connection with a reclassification of the outstanding limited liability company interests of Yield LLC effected immediately prior to the initial public offering of the Class A Common Stock of the Issuer, after giving effect to the contribution of certain power generation and thermal infrastructure assets with a book value of approximately $590 million as of March 31, 2013 and the sale of 19,011,250 Class B Units to the Issuer in the Issuer’s initial public offering.

Pursuant to an exchange agreement entered into on July 22, 2013 (the “Exchange Agreement”), the Reporting Person may, subject to the terms of (i) the Exchange Agreement and (ii) a lock-up agreement, dated as of July 8, 2013, by and among the Reporting Person and the underwriters in the Issuer’s initial public offering, exchange its Class B Units for shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.  As a holder exchanges its Class B Units for shares of Class A Common Stock, the Issuer’s interest in Yield LLC, which it holds through Class A units of Yield LLC, will be correspondingly increased.  The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the text of Exhibit 1 hereto.

As a result of the Exchange Agreement, the Reporting Person may be deemed to have acquired beneficial ownership of the securities reported herein on July 22, 2013.

The aggregate purchase price of the 96,250 shares of Class A Common Stock purchased by the executive officers and directors of the Reporting Person, as identified in Item 5(a), in the Issuer’s initial public offering, were acquired with personal funds of the applicable executive officers and directors, or those of their children.

Item 4.	Purpose of Transaction

The information set forth under Items 3 and 6 is hereby incorporated by reference.

All of the Class B Units (and beneficial ownership of Class A Common Stock reported herein) were acquired for investment purposes.  The Reporting Person, as the Issuer’s controlling stockholder, intends to review on a continuing basis its investment in the Issuer. Based on such review, the Reporting Person may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.  Notwithstanding the foregoing, the Reporting has expressed an intention to maintain a controlling interest in the Issuer.

Except as otherwise described in this Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule A to this Schedule 13D, currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

The ownership percentages below are based on 65,250,000 shares of Class A Common Stock outstanding as of July 22, 2013 (after giving effect to the exchange of 42,738,750 Class B Units outstanding as of such date, into an equivalent number of shares of Class A Common Stock) as set forth in the Issuer’s Registration Statement on Form S-1 (File No. 333-189148).

(a) The Reporting Person directly owns 42,738,750 Class B Units.  As a result of the Exchange Agreement, these units of Yield LLC are exchangeable for shares of Class A Common Stock.  The Class B Units held by the Reporting Person represent 65.5% of the total number of shares of Class A Common Stock outstanding.

The following executive officers of the Reporting Person purchased the specified number of shares of Class A Common Stock on July 22, 2013 for $22.00 per share in the Issuer’s initial public offering: (i) Mr. David W. Crane, the President and Executive Officer of the Reporting Person and the Issuer, purchased 25,000 shares of Class A Common Stock; (ii) Mauricio Gutierrez, the Executive Vice President and Chief Operating Officer of the Reporting Person and the Issuer, purchased 4,000 shares of Class A Common Stock; (iii) Mr. Kirkland Andrews, the Executive Vice President and Chief Financial Officer of the Reporting Person and the Issuer, purchased 5,000 shares of Class A Common Stock; (iv) Mr. David Hill, the Executive Vice President and General Counsel of the Reporting Person and the Issuer, purchased 2,500 shares of Class A Common Stock; and (v) Mr. John Ragan, the Reporting Person’s Executive Vice President and Regional President, Gulf Coast, purchased 10,000 shares of Class A Common Stock.  The Class A Common Stock held by each of Messrs. Crane, Gutierrez, Andrews, Hill and Ragan represent less than 1% of the total number of Class A Common Stock outstanding.

Additionally, Mr. Crane may be deemed to beneficially own the 1,750 shares of Class A Common Stock acquired by his children on such date at the same price per share.  Mr. Crane disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.  The Class A Common Stock beneficially owned by Mr. Crane represents less than 1% of the total number of shares of Class A Common Stock outstanding.

On July 22, 2013, the following directors of the Reporting Person purchased the specified number of shares of Class A Common Stock for $22.00 per share in the Issuer’s initial public offering: (i) Mr. Howard Cosgrove, purchased 20,000 shares of Class A Common Stock; (ii) Mr. Paul Hobby, purchased 3,000 shares of Class A Common Stock; and (iii) Ms. Anne Schaumburg, purchased 25,000 shares of Class A Common Stock.  The Class A Common Stock held by each of Messrs. Cosgrove and Hobby and Ms. Schaumburg represent less than 1% of the total number of Class A Common Stock outstanding.

(b) Each of the Reporting Person and Messrs. Crane, Gutierrez, Andrews, Hill, Ragon, Cosgrove and Hobby and Ms. Schaumburg has the sole power to vote and dispose of the shares of the Class A Common Stock that it beneficially owns; provided that with respect to the 1,750 shares of Class A Common Stock held of record by Mr. Crane’s children, Mr. Crane may be deemed to share voting and dispositive power with respect to such shares with his children.

(c) To the best knowledge of the Reporting Person, neither the Reporting Person nor any of the individuals named in Schedule A to this Schedule 13D has effected a transaction in Class B Units or shares of Class A Common Stock during the past 60 days, except as set forth in Item 5(a) above.

(d) Other than the Reporting Person and Messrs. Crane, Gutierrez, Andrews, Hill, Ragon, Cosgrove and Hobby and Ms. Schaumburg, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such person’s securities; provided that with respect to the 1,750 shares of Class A Common Stock held of record by Mr. Crane’s children, Mr. Crane may be deemed to share the power to direct the receipt of such dividends or proceeds with his children.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person directly holds 42,738,750 shares of Class B common stock (“Class B Common Stock”) of the Issuer.  Each share of Class B Common Stock entitles the holder to one vote with respect to each matter presented to the Issuer’s stockholders on which the holders of Class B Common Stock are entitled to vote.  The executive officers and directors of the Reporting Person directly hold 94,500 shares of Class A Common Stock in the aggregate and may be deemed to beneficially own 96,250 shares of Class A Common Stock in the aggregate.  Each share of Class A Common Stock entitles the holder to one vote with respect to each matter presented to the Issuer's stockholders on which the holders of Class A Common Stock are entitled to vote.  Except in respect of matters relating to the election and removal of directors on the Issuer’s board of directors and as otherwise provided in the Issuer’s amended and restated certificate of incorporation or required by law, all matters to be voted on by holders of Class A Common Stock and Class B Common Stock must be approved by a majority, on a combined basis, of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter.

EXCHANGE AGREEMENT

The information set forth under Item 3 is hereby incorporated by reference.

REGISTRATION RIGHTS AGREEMENT

The Reporting Person is party to a Registration Rights Agreement, dated as of July 22, 2013 (the “Registration Rights Agreement”), by and between the Reporting Person and the Issuer.  Pursuant to the Registration Rights Agreement, the Reporting Person and its affiliates are entitled to demand registration rights, including the right to demand that a shelf registration statement be filed, and “piggyback” registration rights, for shares of Class A Common Stock issuable upon exchange of Class B Units held by such persons, subject to a lock-up agreement between the Reporting Person and the underwriters in the Issuer’s initial public offering, unless waived, will prevent the Reporting Person from exercising this right until 180 days after July 8, 2013.  The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the text of Exhibit 2 hereto.

Item 7.	Material to be Filed as Exhibits

1.  Exchange Agreement, dated as of July 22, 2013, by and among NRG Energy Inc., NRG Yield, Inc. and NRG Yield LLC (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by NRG Yield, Inc. with the Securities and Exchange Commission on July 26, 2013).

2.  Registration Rights Agreement, dated as of July 22, 2013, by and between NRG Energy, Inc. and NRG Yield, Inc. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by NRG Yield, Inc. with the Securities and Exchange Commission on July 26, 2013).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 1st day of August 2013,

NRG ENERGY, INC.

By:	/s/ Brian Curci
Name:	Brian Curci
Title:	Authorized Representative

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF NRG ENERGY, INC.

Name, Position, Citizenship*	Address

* United States (Unless otherwise indicated)	211 Carnegie Center; Princeton, NJ 08540

David Crane, President and Chief Executive Officer; Director

Kirkland Andrews, Executive Vice President and Chief Financial Officer

Mauricio Gutierrez, Executive Vice President and Chief Operating Officer

David R. Hill, Executive Vice President and General Counsel

John W. Ragan, Executive Vice President and Regional President, Gulf Coast

Ronald B. Stark, Vice President and Chief Accounting Officer

David M. Wilson, Executive Vice President and President, Alternative Energy Services

E. Spencer Abraham, Director

Kirbyjon H. Caldwell, Director

Lawrence S. Coben, Director

Howard E. Cosgrove, Director and Chairman

Terry G. Dallas, Director

William E. Hantke, Director

Paul W. Hobby, Director

Gerald Luterman, Director

Kathleen McGinty, Director

Edward R. Muller, Director

Anne C. Schaumburg, Director

Evan J. Silverstein, Director

Thomas H. Weidemeyer, Director

Walter R. Young, Director

EXHIBIT INDEX

1.  Exchange Agreement, dated as of July 22, 2013, by and among NRG Energy Inc., NRG Yield, Inc. and NRG Yield LLC (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by NRG Yield, Inc. with the Securities and Exchange Commission on July 26, 2013).

2.  Registration Rights Agreement, dated as of July 22, 2013, by and between NRG Energy, Inc. and NRG Yield, Inc. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by NRG Yield, Inc. with the Securities and Exchange Commission on July 26, 2013).